Exhibit (a)(5)(D)

November 8, 2019

Dear Unitholder in Empire State Realty OP, L.P. (OP):

We write to remind you that our offering of Private Perpetual Preferred Units expires November 22. We have received tenders to exchange common OP units in excess of the required minimum and will conclude this offering on this date.

If you are interested and have not yet submitted your forms, please do so now to allow them to reach us by November 22.

The exchange of your existing common OP units for preferred OP units will continue deferral of your embedded taxable gain and will increase your annual distributions from the current rate of $0.42 for each common OP unit to the preferential rate of $0.70 for each preferred OP unit, an increase of more than 66%.

You must make your own decision. If you have any question, need additional copies of the documents, or require assistance in completing the related forms, you may contact the information agent, MacKenzie Partners, Inc., toll-free at (888) 410-7850.

Sincerely,

EMPIRE STATE REALTY OP, L.P.
By: Empire State Realty Trust, Inc., its general partner

Anthony E. Malkin
Chairman and Chief Executive Officer